UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Telvent GIT, S.A.

(Name of Issuer)

Ordinary Shares, €3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number)

Schneider Electric SA 35 rue Joseph Monier 925000 Rueil Malmaison - France Attention: Peter Wexler Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 Attention: Paul S. Bird, Esq. Telephone: (212) 909-6000 September 29, 2011

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D/A

CUSIP No. E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,483,146
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,483,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,483,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

The calculation of this percentage is based on 34,094,159 ordinary shares, nominal value €3.00505 per share (the “Shares”), of Telvent GIT, S.A. (the “Issuer”) authorized and issued as of May 31, 2011, as represented by the Issuer in the Transaction Agreement (as defined herein).

Schedule 13D/A

CUSIP No. E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric España, S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,483,146
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,483,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,483,146
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]	The calculation of this percentage is based on 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed jointly, pursuant to the joint filing agreement attached to the Schedule 13D as Exhibit 99.1, with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2011, as amended and supplemented by Amendment No. 1 filed on September 9, 2011 by Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Schneider Electric (“SE España” and, together with Schneider Electric, the “Reporting Persons”), with respect to the ordinary shares, €3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, (the “Issuer” or “Telvent”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end thereof:

“The Subsequent Offering Period expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2011, and was not further extended. The Depositary has indicated that, as of the expiration of the Subsequent Offering Period, an aggregate of 1,333,318 Shares were validly tendered in the Subsequent Offering Period, and SE España has accepted for payment, and will promptly purchase, all Shares validly tendered in the Subsequent Offering Period. On Thursday, September 29, 2011, Schneider Electric issued a press release announcing the results and expiration of the Subsequent Offering Period. A copy of the press release is attached hereto as Exhibit 4.6, and the information set forth in the press release is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3 and 4 above is hereby incorporated by reference.

(a)-(b) SE España is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 33,483,146 Shares, representing approximately 98.2%3 of the Shares.

[3]	The calculation of this percentage is based on 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement.

As described in Item 4 above, each of Messrs. Emmanuel Babeau, Julio Rodríguez Izquierdo and Enrique Valer Munilla, persons named in Annex A hereto, and each of Messrs. Michel Crochon, Peter Wexler, Robert Immelé and Bernard Mangin, employees of the Reporting Persons, is the beneficial owner of and has the sole power to vote and dispose of 1 Share. Both Reporting Persons disclaim beneficial ownership of such Shares.

Except as described in this Schedule 13D, to the Reporting Persons’ knowledge none of the other persons named in Item 2 of this Statement beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, any Shares.

(c) The Depositary has indicated that, as of the expiration of the Subsequent Offering Period at 5:00 p.m., New York City time, on Wednesday, September 28, 2011, an aggregate of 1,333,318 Shares were validly tendered in the Subsequent Offering Period. SE España has accepted all Shares validly tendered in the Subsequent Offering Period for payment in accordance with the terms of the Offer.

Except as described in this Amendment No. 2, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons named in Annex A hereto has effected any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

(d) Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.”

Item 7.	Material to Be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

“Exhibit 4.6	Press release issued by Schneider Electric SA, dated September 29, 2011 (incorporated in this Schedule 13D by reference to Exhibit (a)(5)(M) to the Amendment No. 19 to the Schedule TO filed by Schneider Electric SA and Schneider Electric España, S.A.U. on September 29, 2011).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General Counsel

Dated: September 29, 2011

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González Anta
Name: Elena González Anta
Title: Chief Legal Counsel